UBS Global Asset Management

40-33 811-07528
Branch 17

UBS Global Asset Management (Americas) Inc.
51 West 52nd Street
New York, NY 10019-6114
U.S.A.
www.ubs.com

January 21, 2009

VIA UPS OVERNIGHT DELIVERY
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Insured Municipal Income Fund Inc. (the "Fund")

Ladies and Gentlemen:

Please find enclosed for filing pursuant to Section 33 of the Investment Company Act of 1940 (the "1940 Act") a copy of a Notice of Dismissal of a Complaint in a lawsuit captioned Bulldog Investors General Partnership, et al. v. Insured Municipal Income Fund Inc., filed in the Circuit Court for Baltimore City, Maryland (the "Court"), on October 23, 2008.

The lawsuit had alleged that the Fund's shareholders were so divided that they could not achieve a quorum for an annual meeting to elect board members and asked the Court (1) to dissolve the Fund, (2) to award the petitioners all costs of the proceeding, and (3) to grant such other and further relief as the Court "may deem just, proper and equitable." The Fund had responded to the Complaint by filing "Defendant's Motion to Dismiss or, in the Alternative, for Summary Judgment" in December 2008. The Court had extended the plaintiffs' deadline for filing their response to the Fund's motion until January 20, 2009. The Court also had stated that no further extensions of deadlines would be granted. Yesterday, instead of filing a response to the Fund's motion opposing their Complaint, the plaintiffs filed the attached "Notice of Dismissal."

Questions about this filing should be directed to Keith A. Weller, Senior Associate General Counsel of UBS Global Asset Management (Americas) Inc., the advisor and administrator of the Fund, at (212) 882-5576.

Kindly show receipt of this letter and its enclosure by stamping the enclosed copy of this letter and returning it in the enclosed postage-paid envelope.

Respectfully,

Keith A. Weller
Vice President and Assistant Secretary
Insured Municipal Income Fund Inc.

Enclosure
c: Mark F. Kemper, Esq.

BULLDOG INVESTORS GENERAL PARTNERSHIP, *et al.*	*	**IN THE**
	*	**CIRCUIT COURT**
Plaintiffs	*	**FOR**
v.	*	**BALTIMORE CITY**
INSURED MUNICIPAL INCOME FUND, INC.,	*	**CASE NO.: 24-C-08-006706**
Defendant	*	

2009 JAN 20 PM 2:51
CIVIL DIVISION

* * * * * * * * * * * * *

NOTICE OF DISMISSAL

Pursuant to Maryland Rule 2-506(a)(1) Plaintiffs hereby give notice that this action is dismissed without prejudice.

John B. Isbister
Tydings & Rosenberg LLP
100 East Pratt Street, 26th Floor
Baltimore, Maryland 21202
410-752-9700

Attorneys for Plaintiffs
Bulldog Investors General
Partnership, et al.

CERTIFICATE OF SERVICE

I HEREBY CERTIFY that on this 20th day of January, 2009, a copy of the foregoing Notice of Dismissal was sent, via e-mail to Stewart Webb, Jr., Randolph S. Sergent, Venable LLP, 750 East Pratt Street, Suite 900, Baltimore, Maryland 21202 (g.swebb@Venable.com; RSSergent@Venable.com) and Julien Bourgeois (julien.bourgeois@deckert.com) attorneys for Defendant Insured Municipal Income Fund, Inc.

John B. Isbister

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